EXHIBIT 14.1
BROADRIDGE FINANCIAL SOLUTIONS, INC.
CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICERS

Broadridge expects the highest possible ethical conduct from its Principal Executive Officer and Senior Financial Officers. Your full compliance with this Code and with Broadridge's Code of Business Conduct and Ethics is mandatory. You are expected (i) to foster a culture of transparency, integrity and honesty, and (ii) to ensure that everyone in your organization also fully complies with this Code.

In accordance with the rules of the U.S. Securities and Exchange Commission, any change to, or waiver of, this Code must be immediately publicly disclosed.

Conflicts of Interest
You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning Broadridge's best interests. You may not exploit your position or relationship with Broadridge for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:
•cause Broadridge to engage in business transactions with relatives or friends;
•use Broadridge property, nonpublic Broadridge, client or vendor information or Broadridge position for personal gain by you, or for the benefit of your relatives or friends (including securities transactions based on such information);
•have more than a modest financial interest in Broadridge's vendors, clients or competitors;
•receive a loan, or guarantee of obligations, from Broadridge or a third party as a result of your position at Broadridge; or
•compete, or prepare to compete, with Broadridge while still employed by Broadridge.
There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Violations."

As a Broadridge Principal Executive Officer or Senior Financial Officer, it is imperative that you avoid any investment, interest or association that interferes, might interfere, or might appear to interfere, with your independent exercise of judgment in Broadridge’s best interests.

Engaging in any conduct that represents a conflict of interest is strictly prohibited.

Revised: August 5, 2020

Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosures in Broadridge's periodic reports are legally required and are essential to the success of its business. Please exercise the highest standard of care in preparing such reports in accordance with the following guidelines:
•All Broadridge accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.
•All records must fairly and accurately reflect the transactions or occurrences to which they relate.
•All records must fairly and accurately reflect, in reasonable detail, Broadridge's assets, liabilities, revenues and expenses.
•Broadridge's accounting records must not contain any false or intentionally misleading entries.
•No transactions should be intentionally misclassified as to accounts, departments or accounting periods.
•All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
•No information should be concealed from the internal auditors or the independent auditors.
•Compliance with Broadridge's system of internal accounting controls is required.
Compliance

You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If you fail to comply with this Code, with Broadridge's Code of Business Conduct and Ethics, and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from Broadridge.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you should report it to your Human Resources representative or to the appropriate level of management at your location.

If you are still concerned after speaking with your Human Resources representative and local management or feel uncomfortable speaking with them (for whatever reason), you may (anonymously, if you wish) contact:
Ethics and Compliance:
Mark DiGidio, Associate General Counsel
Director of Compliance
mark.digidio@broadridge.com
201-714-3095

The Legal Department
2 Gateway Center
Newark, New Jersey 07102
(201) 714-8811

Adam Amsterdam, General Counsel
adam.amsterdam@broadridge.com
516-472-5458

The Broadridge Ethics Hotline
(201) 714-3500 or (800) 669-0661
Available 24/7
You may contact the Ethics Hotline anonymously, where permitted by local law. The hotline phone number is administered by a third party.
ethics@broadridge.com
The hotline e-mail is monitored by the Broadridge Director of Compliance.

The Audit Committee of our Board of Directors
72 Van Reipen Avenue, PMB #340
Jersey City, NJ 07306-2806
(201) 714-3399

Broadridge.AuditCommittee@broadridge.com.

Your calls, letters, and emails will be dealt with confidentially. You have Broadridge's commitment that you will be protected from retaliation.

Conclusion
In the final analysis you are the guardian of Broadridge's ethics. While there are no universal rules, when in doubt ask yourself:
•Will my actions be ethical in every respect and fully comply with the law and with Broadridge policies?

•Will my actions have the appearance of impropriety?
•Will my actions be questioned by my supervisors, associates, clients, family and the general public?
•Am I trying to fool anyone, including myself, as to the propriety of my actions?
If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local management. If you are still uncomfortable, please follow the steps outlined above in the Section on "Reporting Violations."

Any associate who ignores or violates any of Broadridge's ethical standards, and any manager who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern your actions. Broadridge expects you to share its belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for Broadridge to remain a World Class Service company.

Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, New York 11042

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